Delisting Determination,The Nasdaq Stock Market, LLC,
January 10, 2013, A123 Systems, Inc. The Nasdaq Stock
Market, Inc. (the Exchange) has determined to remove from listing the common stock of A123 Systems, Inc.
(the Company), effective at the opening of the trading session on January 22, 2013. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5110(b). The Company was notified of the Staffs determination on October 16, 2012. The Company appealed the determination to a Hearing Panel.
On November 6, 2012,the Company withdrew its request for an appeal and the Staff determination to delist the Company became final on December 21, 2012.